Exhibit 12

A.M. Castle & Co.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	For the year ended December 31,							For the nine months ended September 30,
	2004	2005		2006	2007	2008		2009
Pre-tax income (loss) from continuing operations before adjustment for income or loss from equity investee	$21,512	$57,798		$84,163	$77,776	$(5,241)		$(19,293)
Fixed charges (see below)	13,888	16,141		14,143	19,254	15,523		8,571
Amortization of capitalized interest	—	—		—	—	31		46
Distributed income of equity method investee	2,228	1,915		1,623	1,545	2,955		485
Interest capitalized	—	—		—	(267)	(160)		—
Total adjusted earnings available for payment of fixed charges	$37,628	$75,854		$99,929	$98,308	$13,108		$(10,191)

Fixed Charges
Interest expense	$8,809	$7,561		$8,898	$12,092	$9,498		$4,246
Interest capitalized	—	—		—	267	160		—
Amortization of deferred financing costs and debt discounts	359	4,991	(c)	493	1,207	716		535
Estimated interest component of rental expense	4,720	3,589		4,752	5,688	5,149		3,790
Total fixed charges	$13,888	$16,141		$14,143	$19,254	$15,523		$8,571

Ratio of earnings to fixed charges	2.71	4.70		7.07	5.11	—	(a)	— (b)

(a) Total fixed charges exceeded total adjusted earnings available for payment of fixed charges by $2,415, due to a goodwill impairment charge of $58,860 recorded in the Company’s Metals segment in December 2008; accordingly, no ratio is presented for such period.

(b) Total fixed charges exceeded total adjusted earnings available for payment of fixed charges by $18,762; accordingly, no ratio is presented for such period.

(c) Amount includes a $4,904 loss on early extinguishment of debt related to unamortized deferred financing costs.